Exhibit (a)(5)(B)

Tucows Announces Commencement of Dutch Auction Tender Offer

TORONTO – December 8, 2014 – Tucows Inc. (NASDAQ:TCX, TSX:TC), a provider of network access, domain name and other Internet services, announced today that it is commencing its “modified Dutch auction Tender Offer” (the “Tender Offer”) to repurchase a number of its common stock not to exceed an aggregate purchase price of $8.0 million, as previously announced on November 12, 2014. The closing price of Tucows common stock on the NASDAQ on December 5, 2014 was $17.45.

Under the Tender Offer, shareholders will have the opportunity to tender some or all of their shares at a price within the range of $16.50 to $18.50 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy up to $8.0 million worth of shares, or such lesser number of shares that are properly tendered. Assuming that the offer is fully subscribed, if the Purchase Price is determined to be $16.50 per share, the minimum Purchase Price under the Tender Offer, the approximate number of shares that will be purchased under the offer is 484,848. Assuming that the Tender Offer is fully subscribed, if the Purchase Price is determined to be $18.50 per share, the maximum Purchase Price under the offer, the approximate number of shares that will be purchased under the offer is 432,432. If more than $8.0 million worth of shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, without amending or extending the tender offer. Rawleigh Ralls, a director of Tucows, has advised Tucows that he expects to sell up to 75,000 shares in the Tender Offer.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period at 5:00 P.M., New York City Time, on Wednesday, January 7, 2015.

Tucows intends to fund the purchase of shares up to $8.0 million pursuant to the offer, including the related fees and expenses, from cash on hand. However, if more than $8.0 million in value of shares are tendered in the offer at or below the Purchase Price and the Company exercises its right to purchase up to an additional 2% of our outstanding shares, the Company may fund a portion of this purchase from one of its demand loan facilities with the Bank of Montreal.

The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A., c/o Computershare Shareholder Services, Inc., P.O. Box 43011, Providence, RI 02940-3014, Attn: Corporate Actions. The Information Agent for the tender offer is Georgeson Inc., 480 Washington Blvd, 26th Floor, Jersey City, NJ 07310.

Neither Tucows, its board of directors or the information agent is or will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the Tender Offer. Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Company’s website: www.tucows.com. Shareholders are urged to carefully read these materials, when available, prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call Georgeson Inc., the information agent for the tender offer, at (800) 509-0983.

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the offer to purchase and related materials that the Company is sending to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the Tender Offer.

About Tucows

Tucows is a provider of network access, domain name and other Internet services. Ting (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users.  OpenSRS (http://opensrs.com) manages over 13 million domain names and millions of value-added services through a global reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. More information can be found on Tucows’ corporate website (http://tucows.com).

This release includes forward-looking statements based on management’s current expectations. These statements, include statements regarding our expectations with respect to the Tender Offer and the related participants, terms and conditions of the Tender Offer and are subject to a number of uncertainties and risks that could cause actual events to differ materially from those described in the forward-looking statements including general market conditions.  Information about other potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the SEC. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements are based on information available to Tucows as of the date they are made.  Tucows assumes no obligation to update any forward-looking statements, except as may be required by law.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:

Lawrence Chamberlain

TMX Equicom

(416) 815-0700 ext. 257

lchamberlain@tmxequicom.com